SCHEDULE “L”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006
RIGHTS OF DISSENT
The BCBCA does not contain a provision requiring Rubicon to purchase Rubicon Common Shares from Shareholders who dissent from the Arrangement.  However, pursuant to the terms of the Interim Order and the Plan of Arrangement, Rubicon has granted the Shareholders who object to the Special Resolution the right to dissent (the “Dissent Right”) in respect of the Arrangement.  The Dissent Right is granted in Article 6 of the Plan of Arrangement and is summarized below.  The terms of such Dissent Right are similar to the dissenting shareholder provisions of the BCBCA.  The following is a summary only and Shareholders are referred to Article 6 of the Plan of Arrangement for the complete Dissent Rights.
A Shareholder who wishes to exercise his or her Dissent Right (a “Dissenting Shareholder”) must give written notice of his or her dissent (a “Notice of Dissent”) to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, marked to the attention of the President, not later than 2pm, Thursday August 3, 2006.  A Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Shareholder’s name and on whose behalf the Shareholder is dissenting.  To be valid, a Notice of Dissent must:
(a)                 identify in each Notice of Dissent the person on whose behalf dissent is being exercised;
(b)                 set out the number of Rubicon Common Shares in respect of which the Shareholder is exercising the Dissent Right (the “Notice Shares”), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;
(c)                 if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other Rubicon Common Shares as beneficial owner, a statement to that effect;
(d)                 if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns other Rubicon Common Shares as beneficial owner, a statement to that effect, and
(i)                   the names of the registered owners of those other shares,
(ii)                 the number of those other shares that are held by each of those registered owners, and
(iii)                a statement that Notices of Dissent are being or have been sent in respect of all those other shares;
(e)                 if dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect, and
(i)                   the name and address of the beneficial owner, and
(ii)                 a statement that the Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder’s name.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his or her right to vote at the Meeting on the Special Resolution.  A vote against the Special Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent.  A Shareholder is not entitled to exercise a Dissent Right with respect to any Rubicon Common Shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution.  A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.
If Rubicon intends to act on the authority of the Arrangement Resolution, it must send a notice (the “Notice to Proceed”) to the Dissenting Shareholder promptly after the later of:
(a)                 the date on which Rubicon forms the intention to proceed, and
(b)                 the date on which Rubicon forms the intention to proceed.
If Rubicon has acted on the Arrangement Resolution it must promptly send a Notice to Proceed to the Dissenting Shareholder.  The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Arrangement Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed.
On receiving a Notice to Proceed, the Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.
A Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:
(a)                 a written statement that the Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;
(b)                 the certificates representing the Notice Shares; and
(c)                 if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:
(i)                   the names of the registered owners of those other shares,
(ii)                 the number of those other share that are held by each of those registered owners, and
(iii)                that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.
Rubicon and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that Rubicon is unable lawfully to pay Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent.
If Rubicon and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Shareholder or Rubicon may apply to the court and the court may:
(a)                 determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)                 join in the application each Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and
(c)                 make consequential orders and give directions it considers appropriate.
Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that Rubicon is unable lawfully to pay Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent.  If the Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Dissenting Shareholders for their shares the Dissenting Shareholder may within 30 days after receipt, withdraw his or her Notice of Dissent.  If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.
Any notice required to be given by Rubicon or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.
A Shareholder who:
(a)                 properly exercises the Dissent Right by strictly complying with all of the procedures (“Dissent Procedures”) required to be complied with by a Dissenting Shareholder, will
(i)                   be bound by the Dissent Rights set forth in Article 6 of the Plan of Arrangement,
(ii)                 be deemed not to have participated in the Arrangement, and cease to have any rights as a Shareholder other than the right to be paid the fair value of the Rubicon Common Shares by Rubicon in accordance with the Dissent Procedures and deemed to have transferred his shares on the Effective Date, or
(b)                 seeks to exercise the Dissent Right, but
(i)                   who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder, or
(ii)                 subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder.  Rubicon may in its sole discretion, waive any non-compliance by a Shareholder with any of the provisions of Article 6 of the Plan of Arrangement in order to give effect to a Shareholders’ Dissent Rights.
Except as described above a Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon.  A Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting Shareholder is entitled under Article 6 of the Plan of Arrangement, abandon such Dissenting Shareholder’s dissent to the Arrangement by giving written notice to Rubicon, withdrawing the Notice of Dissent, by depositing such notice with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Rubicon Shareholder and will receive such number of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares, to which he or she is entitled.

If a Shareholder exercises the Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised.  If a Rubicon Shareholder exercises the Dissent Right, but does not properly comply with the Dissent Procedures as set out above, or subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares.  If a Shareholder duly complies with the Dissent Procedures, then Rubicon shall retain the portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares attributable to such Shareholder (the “Non- Distributed New Rubicon, Paragon and CopperCo Common Shares”), and the Non-Distributed New Rubicon, Paragon and CopperCo Common Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.
Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.